
07003705
SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2007
WASH, D.C.
213

SECUR... COMMISSION
Washington, D.C. 20549

BD 3/12

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Delafield Hambrecht, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Fifth Avenue, Suite 3800
(No. and Street)

Seattle	WA	98104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrew Lufkin **(206) 254-4116**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Andrew Lufkin**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Delafield Hambrecht, Inc.**, as of **December 31**, 20**06**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

CAROL J. BLACK
COMMISSION EXPIRES
NOTARY
PUBLIC
2-09-10
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DELAFIELD HAMBRECHT, INC.
AND SUBSIDIARY

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2006

DELAFIELD HAMBRECHT, INC. AND SUBSIDIARY

CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Delafield Hambrecht, Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Delafield Hambrecht, Inc. and Subsidiary as of December 31, 2006, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delafield Hambrecht, Inc. and Subsidiary as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Spicer Jeffries LLP

Greenwood Village, Colorado
January 25, 2007

DELAFIELD HAMBRECHT, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$	1,405,117
Securities owned:		
Marketable, at market value		582,063
Not readily marketable, at estimated fair value		89,318
Other receivables (Note 4)		98,700
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,192,874 (Note 3)		29,426
Investments in limited partnerships (Note 4)		1,988,066
Other assets		74,870
Total assets	**$**	**4,267,560**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Accounts payable	$	43,757
Accrued liabilities		406,358
Due to investors		116,000
Obligation under capital lease (Note 6)		26,275
Other liabilities		15,373
Total liabilities		607,763
COMMITMENTS AND CONTINGENCY (Notes 6 and 11)		
SHAREHOLDERS' EQUITY (Notes 5 and 10):		
Preferred stock, $0.001 par value; 6,000,000 shares authorized; 5,603,648 shares issued and outstanding		5,604
Common stock, $0.001 par value; 19,000,000 shares authorized:		
2,500,000 Series A shares issued and outstanding		2,500
4,179,535 Series B shares issued and outstanding		4,180
33,269 Series C shares issued and outstanding		33
Additional paid-in capital		6,645,481
Deficit		(2,998,001)
Total shareholders' equity		3,659,797
Total liabilities and shareholders' equity	**$**	**4,267,560**

The accompanying notes are an integral part of this statement.

DELAFIELD HAMBRECHT, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE:	
Investment banking	$ 481,268
Investment advisory fees	852,373
Investments in limited partnerships	160,143
Trading profit, net	7,468
Interest and dividends	49,534
Other income	39,108
Total revenue	1,589,894
EXPENSES:	
Employee compensation and benefits	1,114,942
Clearance and floor brokerage charges	1,126
Occupancy	163,519
Dues and subscriptions	6,260
General and administrative	65,529
Communications and data processing	18,934
Professional fees	34,425
Regulatory costs	29,093
Depreciation and amortization	102,109
Travel and entertainment	23,524
Insurance	12,975
Stock option compensation	34,566
Taxes	31,156
Total expenses	1,638,158
Loss before discontinued operations	(48,264)
Gain from discontinued operations on institutional brokerage business	84,002
NET INCOME BEFORE INCOME TAX PROVISION	35,738
INCOME TAX PROVISION (Note 7)	-
NET INCOME	**$ 35,738**

The accompanying notes are an integral part of this statement.

DELAFIELD HAMBRECHT, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Preferred Stock		Common Stock A		Common Stock B		Common Stock C		Additional Paid-In	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Deficit)
BALANCES, January 1, 2006	5,000,000	$ 5,000	2,500,000	$ 2,500	5,343,250	$ 5,343	33,269	$ 33	$ 6,268,049	$ (3,033,739)
Stock option compensation	-	-	-	-	-	-	-	-	34,566	-
Shares issued, net of offering costs	603,648	604							591,702	
Shares purchased					(1,163,715)	(1,163)			(248,836)	
Net income	-	-	-	-	-	-	-	-	-	35,738
BALANCES, December 31, 2006	**5,603,648**	**$ 5,604**	**2,500,000**	**$ 2,500**	**4,179,535**	**$ 4,180**	**33,269**	**$ 33**	**$ 6,645,481**	**$ (2,998,001)**

The accompanying notes are an integral part of this statement.

DELAFIELD HAMBRECHT, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 35,738
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	102,109
Stock option compensation	34,566
Loss on sale of fixed asset	240
Investments in limited partnerships	(160,143)
Decrease in due from clearing organization	101,015
Increase in securities owned	(118,721)
Increase in other receivables	(84,635)
Decrease in other assets	7,417
Increase in accounts payable	7,155
Decrease in due to clearing organization	(205,044)
Increase in accrued liabilities	253,961
Increase in other liabilities	5,659
Net cash used in operating activities	(20,683)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of investments in limited partnerships	(955,512)
Increase in due to investors	116,000
Proceeds from sale of fixed asset	250
Purchase of fixed assets	(1,071)
Net cash used in investing activities	(840,333)
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Sale of series A preferred stock, net of selling costs	592,306
Purchase of company series B common stock	(249,999)
Principal payments on capital lease	(13,143)
Net cash provided by financing activities	329,164
NET DECREASE IN CASH AND CASH EQUIVALENTS	(531,852)
CASH AND CASH EQUIVALENTS, at beginning of year	1,936,969
CASH AND CASH EQUIVALENTS, at end of year	**$ 1,405,117**

The accompanying notes are an integral part of this statement.

DELAFIELD HAMBRECHT, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006
(Continued)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	$ 2,675
SUPPLEMENTAL DISCLOSURE OF NON CASH OPERATING AND INVESTING ACTIVITIES:	
Warrants received as partial payment of investment banking fees	$ 62,500

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Delafield Hambrecht, Inc. (the "Company") is a Delaware Corporation formed on December 20, 2001, doing business in Washington as a registered broker-dealer in securities pursuant to the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. In 2003, the Company formed DH Partners, LLC ("DHP") as its wholly owned subsidiary. The only duties and obligations of DHP are to manage the affairs of its investment partnerships, Delafield Hambrecht Partners Fund L.P., Delafield Hambrecht Micro-Cap Value Fund, LP, Delafield Hambrecht Biotechnology Fund, LP and Delafield Hambrecht Micro-Cap Quant Fund, LP.

Regulatory Requirement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Basis of Accounting

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. The accounts of the Company are maintained on an accrual basis. All intercompany transactions have been eliminated.

Revenue Recognition and Securities Transactions

Securities transactions and commission revenue and expense are recorded on a trade date basis. Interest and dividend income are recognized in the period earned.

Investment banking revenues include fees arising from securities offerings in which the Company acts as an agent. Investment banking management fees are recorded upon completion of private placements.

Investment advisory fees are received monthly in arrears and are recognized as earned.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

The Company accounts for income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to be reversed. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The carrying amounts reflected in the financial statements for cash and cash equivalents, receivables, other assets and liabilities approximate their respective fair values due to the short maturities of these instruments. The fair values of securities owned and securities sold, not yet purchased, are recorded primarily on quoted prices for the same or similar instruments. Changes in the market value of these securities are reflected currently in the results of operations for the year.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation

The Company has a stock-based employee compensation plan, which is described more fully in Note 8. The Company has elected to follow FASB Statement No. 123R, *Accounting for Stock-Based Compensation,* and related interpretations in accounting for its employee stock options.

NOTE 2 - SECURITIES OWNED

Included in investments are certain securities that are not readily marketable. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2006, these securities consisted of corporate preferred stock at an estimated fair value of approximately $26,818.

NOTE 3 - FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements consist of the following as of December 31, 2006:

Software and equipment	$ 375,916
Furniture and fixtures	130,047
Leasehold improvements	716,337
	1,222,300
Less: accumulated depreciation and amortization	(1,192,874)
	$ 29,426

NOTE 4 - RELATED PARTIES

Prior to the Company's incorporation and licensing as a broker-dealer, the Company's president and certain employees operated the Seattle office of WR Hambrecht+Company (Hambrecht). In consideration for Series B Common Stock, the Company received equipment and leasehold improvements and a license agreement in favor of the Company for the use of the Hambrecht name, as described in the agreement. Because Hambrecht and the Company were under common control, the equipment and leasehold improvements were recorded at Hambrecht's carrying cost (predecessor cost).

In 2003, DH Partners, LLC (DHP) formed a limited partnership, Delafield Hambrecht Partners Fund L.P., in 2004 DHP formed two other limited partnerships, Delafield Hambrecht Micro-Cap Value Fund, LP and Delafield Hambrecht Micro-Cap Quant Fund, LP, in 2006 DHP formed another limited partnership, Delafield Hambrecht Biotechnology Fund, LP (collectively the "Partnerships"). DHP is the general partner for these Partnerships. The general partner is specifically allocated 20% of the net profits of the Partnerships. For managing the Partnerships, the Company receives a management fee, calculated and payable monthly in arrears based on net assets at the beginning of the month at the rate of one percent per annum (.083% monthly). At December 31, 2006, the fair value of the Company's investments are $752,605, $886,423, $157,547 and $191,491 in Delafield Hambrecht Partners Fund L.P., Delafield Hambrecht Micro-Cap Value Fund, LP, Delafield Hambrecht Micro-Cap Quant Fund, LP, and Delafield Hambrecht Biotechnology Fund, LP, respectively. In addition, a total of $852,373 of revenues was earned for management fees of the Partnerships.

Included in other receivables is a note receivable from a shareholder and officer of the Company in the amount of $77,990 plus accrued interest of $650. The note bears interest at 5% per annum and requires annual interest payments with principle due at maturity, on December 30, 2011.

NOTE 5 - STOCKHOLDERS' EQUITY

The Company is authorized to issue two classes of stock to be designated as common stock and preferred stock. The total number of shares that the Company is authorized to issue is 25,000,000 shares, each with $0.001 par value, of which 19,000,000 shares shall be common stock and 6,000,000 shares shall be preferred stock.

Convertible Preferred Stock

The series of preferred stock has been designated Series A Convertible Preferred Stock (Series A shares) and consists of 6,000,000 shares. At December 31, 2006, 5,603,648 Series A shares are issued and outstanding.

Series A shares can be converted, at the option of the holder, into such number of fully paid and nonassessable shares of Series B Common as is determined by dividing $1.00 by the then effective conversion price. The initial conversion price is $1.00. In addition, holders of Series A shares are entitled to receive non-cumulative dividends, out of any assets legally available, at the annual rate of $0.08 per share when, as and if declared by the Board of Directors. Holders of the Series A shares have preference on dividends relative to holders of common stock. The holders of Series A shares have the right to one vote per share. Series A shares are not redeemable.

Series A shares have preferential liquidation rights over the common stock. In the event of liquidation, Series A shareholders shall be entitled to be paid out of the assets of the Company an amount equal to the sum of $1.00 per share and all declared and unpaid dividends on such shares, if any (Series A Preferential Amount). If the assets and funds distributed among the holders of the Series A shares are insufficient to permit the payment of the Series A Preferential Amount, then the remaining assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series A shares in proportion to the preferential amount each such holder is otherwise entitled to receive.

Common Stock

The Company has three series of common stock designated as Series A, Series B, and Series C, consisting of 2,500,000, 4,179,535, and 33,269 shares issued and outstanding as of December 31, 2006, respectively.

Subject to prior rights of preferred stock shareholders, holders of Series A Common shares are entitled to receive dividends, on a pro rata basis when, as and if declared by the Board of Directors. In the event of liquidation, after payment of preferential amounts, all remaining assets will be distributed ratably among holders of Series A, B, and C Common shares. Holders of each share of Series A Common shall have the right to two votes per share, and the holders of each share of Series B Common will have the right to one vote per share. Except as otherwise provided by law, the Company's consent shall not be required for taking any corporate action.

NOTE 5 - STOCKHOLDERS' EQUITY (continued)

Salary Deferral Program

For the period of May 2003 through December 2003, the Company offered a salary deferral program to its employees whereby each employee could elect to forfeit or defer a portion of their salary in exchange for common stock. For each dollar deferred, the Company granted two shares of Series B or C Common Stock. For each dollar forfeited, the Company granted four shares of Series B or C Common Stock. In 2003, the Company issued 71,000 and 176,000 shares of Series B Common Stock for deferred and forfeited salary, respectively. As of December 31, 2006, the Company had a deferred salary obligation of $11,500.

NOTE 6 - LEASE COMMITMENTS

Capital Lease

The Company has a capital lease covering two copiers for five years expiring December 2008. Aggregate annual payments on capital lease obligations as of December 31, 2006, are as follows:

	Year	Amount
	2007	$ 15,818
	2008	15,818
		31,636
Less: amount representing interest		(5,361)
Present value of the minimum lease payments		**$ 26,275**

The amount of equipment under capital leases at December 31, 2006, was $65,715. This equipment had related accumulated depreciation of $26,297 for a net book value of $39,418 at December 31, 2006.

Operating Lease

The Company leases office space under the terms of a non-cancelable operating lease. The future minimum payments, by year and in aggregate, required for this lease with initial or remaining terms of one year or more consist of the following:

Year	Amount
2007	$ 208,930
2008	214,577
2009	220,223
2010	225,870
	$ 869,600

Rent expense for the year ended December 31, 2006 amounted to approximately $163,519.

NOTE 7 - INCOME TAXES

During the year ending December 31, 2006, the Company utilized approximately $81,000 of its net operating loss carryforward to offset current year taxable income. The Company has approximately $2,230,000 of net operating losses expiring at various dates through 2025, which may be used to offset future taxable income. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2006 are as follows:

Deferred tax liabilities	$ -
Deferred tax assets:	
Net operating loss carry forward	$ 759,000
Temporary differences in assets and liabilities	247,000
Valuation allowance for deferred tax assets	(1,006,000)
	$ -

The valuation allowance increased $70,000 for the year ending December 31, 2006.

NOTE 8 - STOCK OPTION PLAN

The Company's 2002 California Stock Incentive Plan, amended in 2003, authorized the grant of options to employees and consultants for up to 750,000 shares of the Company's Series C common stock. All options granted have ten-year terms and generally vest and become exercisable ratably over four years of continued employment or service as defined in each option agreement. Options granted under this plan may be designated as qualified or nonqualified at the discretion of the Plan Administrator. Qualified stock options are exercisable at not less than the fair market value of the stock at the date of grant, and nonqualified stock options are exercisable at prices determined at the discretion of the Plan Administrator. As of December 31, 2006, no options had been granted under the 2002 California Stock Incentive Plan.

The Company's 2002 Stock Incentive Plan, amended in 2003, authorized the grant of options to employees and consultants for up to 3,750,000 shares of the Company's Series C common stock. All options granted have ten-year terms and generally vest and become exercisable ratably over four years of continued employment or service as defined in each option agreement. Options granted under this plan may be designated as qualified or nonqualified at the discretion of the Plan Administrator. Qualified stock options are exercisable at not less than the fair market value of the stock at the date of grant, and nonqualified stock options are exercisable at prices determined at the discretion of the Plan Administrator.

NOTE 8 - STOCK OPTION PLAN (Continued)

The Company has elected to follow FASB Statement No. 123R, *Accounting for Stock-Based Compensation* ("SFAS 123R"), and related interpretations in accounting for its employee stock options. Under SFAS 123R, compensation expense for the fair value of options granted to employees is being recognized over the vesting period of the options. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.30%; no dividend yield; volatility of 1.14%; weighted-average fair value of options of $0.25; and an expected life of the option of ten years. The Company recorded stock option compensation for the vested options of $34,566 for the year ended December 31, 2006. The Company granted 605,000 options to employees in 2006. Terminated employees forfeited 1,420,000 options in 2006.

A summary of the Company's employee stock option activity and related information is as follows for the year ended December 31, 2006:

	Options	Weighted-average exercise price
Outstanding, January 1, 2006	2,460,000	$ 0.25
Granted	605,000	0.25
Exercised	-	-
Forfeited	(1,420,000)	0.25
Outstanding, December 31, 2006	1,645,000	$ 0.25

The following table summarizes information about options outstanding at December 31, 2006:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price
$ 0.25	1,645,000	7.88	879,979	$ 0.25

NOTE 9 - EMPLOYEE BENEFIT PLANS

The Company has a 401(k) Profit Sharing Plan. Under the plan, employees may elect to defer up to 25% of their salary, subject to limitations under the Internal Revenue Code. The Company does not make matching contributions.

NOTE 10 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2006, the Company had net capital and net capital requirements of $1,083,377 and $250,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.56 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 11 - CONTINGENCY

The Company maintains cash and cash equivalents with a financial institution in excess of the federally insured amount of $100,000. As of December 31, 2006, the Company had $1,189,117 in excess of the federally insured amount. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 12 - DISCONTINUED OPERATIONS

In December 2005, the Company decided to discontinue its institutional brokerage business and at December 31, 2005, the Company accrued an estimate of the future costs to close this business. During the year ending December 31, 2006 all costs were paid out and the Company reversed unused costs accrued for the discontinued business resulting in a gain of $84,002.

SUPPLEMENTARY INFORMATION

DELAFIELD HAMBRECHT, INC. AND SUBSIDIARY

COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
DECEMBER 31, 2006

CREDIT:		
Shareholders' equity	$	3,659,797
DEBITS:		
Nonallowable assets:		
Securities owned		89,318
Other receivables		98,700
Furniture, equipment, and leasehold improvements		29,426
Investments in limited partnerships		1,988,066
Other assets		74,870
Total debits		2,280,380
Net capital before haircuts on securities positions		1,379,417
Haircuts on securities positions, including undue concentration of $66,530		178,300
NET CAPITAL		1,201,117
Minimum requirements of 6-2/3% of aggregate indebtedness of $607,763 or $250,000, whichever is greater		250,000
Excess net capital	**$**	**951,117**
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	43,757
Accrued liabilities		406,358
Due to investors		116,000
Obligation under capital lease		26,275
Other liabilities		15,373
TOTAL AGGREGATE INDEBTEDNESS	**$**	**607,763**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.51 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2006.

See the accompanying Independent Auditors' Report.



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Delafield Hambrecht, Inc. and Subsidiary

In planning and performing our audit of the financial statements and supplementary information of Delafield Hambrecht, Inc. and Subsidiary (the "Company") for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Delafield Hambrecht, Inc. and Subsidiary that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to


msi
Legal & Accounting
Network Worldwide

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Delafield Hambrecht, Inc. and Subsidiary to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. During the audit it was noted that from December 4, 2006 to January 25, 2007 the Company held cash intended for a private placement in an account over which the Company had discretion. The Company did not believe it had discretion over this account and as a result did not record the cash nor the offsetting liability to investors on its books. The Company was deemed to have possession of customer funds and therefore was not in compliance with its 15c3-3 exemption. The non-compliance was remedied upon closing of the private offering on January 25, 2007, at which time the customer funds were transferred to the private entity in which they were intended to be invested. To avoid non-compliance in the future the Company will not hold customer funds in an account over which it has discretion. We noted no other matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

In addition, as discussed above, our review indicated that Delafield Hambrecht, Inc. and Subsidiary was not in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2006, and from December 4, 2006 to January 25, 2007. The Company has corrected this condition and in the future will not be party to any account in which it may be deemed to have discretion over customer funds.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 25, 2007

END